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                                                                 Exhibit 4.(A)10



                                                               10 February, 2002
Bank Hapoulim B.M.
Head Office
45 Rothschild Boulevard
Tel-Aviv

To

ViryaNet Ltd.

                  Re: Intention Letter for granting Credit

Pursuant to our letter dated April 11, 2001 (the "Letter") and according to your request we hereby agree to extend the Availability Period of the credit until January 31, 2003 provided that at all times you will maintain in your financial statements the following financial ratios:

(1) Your shareholders equity will not be less than 30% from the total balance sheet.


(2) Your annual EBIT as from the annual financial statements for the year 2002 will be greater than 0 (zero) and as from the first quarter of 2002 your EBIT will not show loss higher than $1,000,000 (One Million U.S. Dollars).

The above shall be interpreted according to general acceptable accounting principles in Israel.

If you will not maintain any of the above financial ratios then we will be entitled to take any measures as we see fit against you, including and not limited to, requesting immediately repayment of all your debts, this being in addition to any other relief and/or measure that we are entitled to, pursuant to various documents that you have signed and/or shall be signed in our favor.

All other terms and conditions of the Letter will remain in full force.

Nothing in the above shall derogate from our rights according to the documents you have and/or will sign in our favor.

                               Very truly yours,

                               Bank Hapoulim B.M.

                    M. Alterman                 U. Rosenberg
                    /s/ M. Alterman             /s/ U. Rosenberg